

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

Via E-mail
Matthew P. Forrester
President and Chief Executive Officer
River Valley Bancorp
430 Clifty Drive
P.O. Box 1590
Madison, IN 47250-0590

>   **Re: River Valley Bancorp**
>   **Registration Statement on Form S-1**
>   **Filed April 17, 2014**
>   **File No. 333-195361**

Dear Mr. Forrester:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment. In this regard, we note, without limitation, that the pro forma information in the table on page 35 remains outstanding.

2.   Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriter's compensation.

3.   Please provide the disclosure required by Item 505 of Regulation S-K or advise.

Prospectus Cover Page

4.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Risk Factors, page 13

General

5.   We note that the introductory paragraph discusses the possibility of "additional risks and uncertainties not currently known" to you. Please revise to delete this language, which is unnecessarily confusing.

6.   Mitigating statements are not appropriate in the risk factor discussion. As examples only, we note that:
- in the first risk factor on page 13, you state that "[a]lthough we undertake a variety of efforts to manage and control [the risks we face]...";
- in the first full risk factor on page 17, you state that "[a]lthough management believes that the allowance for loan losses is adequate to absorb probable incurred losses on any existing loans..."; and
- in the second risk factor on page 20, you state that "[a]lthough we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent [computer system] damage...."

Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise your risk factors to remove all mitigating language.

A downturn in the economy, particularly in southern Indiana..., page 14

7.   Please revise to provide more detailed information as to the population growth, income levels, real estate values or other similar indicators you feel are important to understanding your market, including quantification to the extent feasible.

Use of Proceeds, page 30

8.   Revise to delete the word, "immediate" regarding plans to make material acquisitions or with a view of additional disclosures, advise the staff as to any plans that are not immediate.

Underwriting

Directed Share Program, page 52

9.   We note that the underwriter will reserve a certain percentage of the shares for sale directly to your "directors, officers, employees, customers, local community investors, business associates and related persons." Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Exhibits

10.   Please file all missing exhibits, including the form of underwriting agreement and legality opinion with your next amendment or tell us when you plan to file these documents. They are subject to the staff's review and we will need time to conduct that review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Claudia V. Swhier, Esq.